# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Agora, Inc., CIK 0001802883
CUSIP: 00851L103
Title of class of securities: Class A ordinary shares, US$0.0001 par value per share
Address of issuer's principal executive offices: FL 8 BLDG 12, PHASE III OF KIC, SONGHU ROAD 333, YANGPU DISTRICT, Shanghai, China (F4), 200433
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001446580-25-000062
Filed by CIK 0001446580

## Reporting persons
- Susquehanna Securities, LLC: type of reporting person: broker-dealer (BD), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 24,717,032; shared voting power 24,717,032; sole dispositive power 24,717,032; shared dispositive power 24,717,032; aggregate amount beneficially owned 24,717,032 (9.4% of the class)

## Item 1. Issuer
Name of issuer: Agora, Inc.
Address of issuer's principal executive offices: Floor 8, Building 12, Phase III of ChuangZhiTianDi, 333 Songhu Road, Yangpu District, Shanghai, 200433, People's Republic of China

## Item 2. Person Filing
Name of person filing: This statement is filed by Susquehanna Securities, LLC, who is referred to herein as the "Reporting Person" with respect to the shares of Class A ordinary shares, US$0.0001 par value per share (the "Shares"), of Agora, Inc. (the "Company").
Address of principal business office or, if none, residence:
The address of the principal business office of the Reporting Person is:

401 E. City Avenue
Suite 220
Bala Cynwyd, PA 19004
Citizenship: Citizenship is set forth in Row 4 of the cover page for the Reporting Person and is incorporated herein by reference.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: broker-dealer (BD)

## Item 4. Ownership
Amount beneficially owned:
The information required by this Item 4(a) is set forth in Row 9 of the cover page for the Reporting Person and is incorporated herein by reference.

The number of Shares reported as beneficially owned by Susquehanna Securities, LLC consists of 6,179,258 American Depositary Shares ("ADSs"). Each ADS represents four (4) Shares.

The Company's Annual Report on Form 20-F, filed on April 15, 2026, indicates there were 262,019,205 Shares outstanding as of March 31, 2026.
Percent of class: 9.4
Sole power to vote or to direct the vote: The information required by this Item 4(c)(i) is set forth in Row 5 of the cover page for the Reporting Person and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by this Item 4(c)(ii) is set forth in Row 6 of the cover page for the Reporting Person and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by this Item 4(c)(iii) is set forth in Row 6 of the cover page for the Reporting Person and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by this Item 4(c)(iv) is set forth in Row 6 of the cover page for the Reporting Person and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Susquehanna Securities, LLC: /s/ Brian Sopinsky, Brian Sopinsky, Secretary (05/13/2026)